
August 18, 2022

Justin Mirro
Chairman and Chief Executive Officer
Kensington Capital Acquisition Corp. IV
1400 Old Country Road, Suite 301
Westbury, NY 11590

Re: Kensington Capital Acquisition Corp. IV
 Amendment No. 2 to Registration Statement on Form S-4
 Filed August 10, 2022
 File No. 333-265740

Dear Mr. Mirro:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 8, 2022 letter.

Registration Statement on Form S-4/A#2 filed on August 10, 2022

Unaudited Pro Forma Condensed Combined Financial Information, page 91

1. We note your response to prior comment 1. Based on your presentation of an additional pro forma scenario, which assumes Amprius waives the Minimum Cash Condition, please revise the filing to address the following:
   - Ensure disclosures throughout the filing adequately present and address the potential impact of all three pro forma scenarios now presented, for example, it appears you should revise disclosures on pages 12, 13, 27, and 276 to also present the potential impact of the full redemptions scenario;
   - Revise MD&A to disclose and discuss the potential impact on the merged entity's financial condition and proposed expansion plans if Amprius waives the Minimum

            Cash Condition; and

- Disclose and discuss any additional potential risks and consequences to shareholders of the merged entity if Amprius waives the Minimum Cash Condition.

Index to Financial Statements, page F-1

2.   Please provide updated interim financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

      You may contact Beverly Singleton at 202-551-3328 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at 202-551-3345 or Erin Purnell at 202-551-3454 with any other questions.

            Sincerely,

            Division of Corporation Finance
            Office of Manufacturing